No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2026

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  *  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

Notice Concerning Recording of Losses Associated with the Reassessment of Automobile Electrification Strategy and Revision on Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD. )

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: March 12, 2026

[Translation]

March 12, 2026

To Whom It May Concern:

Company Name:	Honda Motor Co., Ltd
Representative:	Toshihiro Mibe
Director, President and Representative Executive Officer
(Securities Code: 7267 Prime Market, TSE)
Contact Person:	Masao Kawaguchi
Head of Accounting and Finance Unit
(TEL: +81-3-3423-1111)

Notice Concerning Recording of Losses Associated with the Reassessment of Automobile Electrification Strategy and Revision on Forecast for Consolidated Financial Results for the Fiscal Year Ending March 31, 2026

The Board of Directors of Honda Motor Co., Ltd. (the “Company” and, together with its subsidiaries and affiliates, “Honda”), at its meeting held on March 12, 2026, resolved to cancel the market launches and development of certain electric vehicle (EV) models that had been planned for production in North America. As a result of its reassessment of its automobile electrification strategy including this decision, the Company now expects to record losses in its consolidated financial results for the fiscal year ending March 31, 2026. Accordingly, the Company has revised its forecasts for consolidated financial results for the fiscal year ending March 31, 2026, which was announced on February 10, 2026, as outlined below.

Particulars

1.	Recording of losses associated with the reassessment of automobile electrification strategy

(1)	Business environment surrounding Honda

Setting a goal to realize carbon neutrality for all products and corporate activities Honda is involved in by 2050, Honda has been working to reduce its environmental impact. To realize carbon neutrality for small-size mobility products, including passenger cars, Honda believed EVs would be the optimal solution from a long-term perspective. Based on this belief, Honda shifted its strategic direction toward the popularization of EVs. Supported by its internal combustion engine (ICE) and hybrid electric vehicle (HEV) business with accumulated technologies and know-how, as well as a stable profit base provided by Motorcycle business and Financial services business with a solid customer base, Honda has been promoting EV adoption. However, the profitability of Honda’s Automobile business is declining primarily due to the impact on the ICE and HEV business caused by the United States government policy shift including the imposition of import tariffs, and a decline in the competitiveness of Honda products in Asia due to the impact of the allocation of more resources to EV development.

In addition, the business environment surrounding Honda is changing dramatically day by day, and the outlook remains uncertain. The United States government policy shifts including the abolition of tax incentives for EV purchases, as well as the easing of fossil fuel regulations have slowed down the EV market. In China and other Asian countries, what customers value more in automobiles is shifting from hardware features such as fuel efficiency and cabin space to software-based features that continuously advance in line with customer preferences. This has intensified competition due to the rapid emergence of newer EV manufacturers that leverage their shorter product development cycle and strengths in the area of software-defined vehicle (SDV) technologies, including advanced driver assistance systems (ADAS).

(2)	Losses expected to be recorded

As part of its strategic reassessment in response to the slowdown of the EV market in North America, the Company has decided to cancel the market launches and development of certain EV models that were previously planned for production in North America. As a result of reassessment of automobile electrification strategy including this decision, the Company now expects to record losses including impairment and write-off losses on tangible and intangible assets that were intended to be used for the production of EV models whose market launches and development have been canceled, as well as losses related to additional costs due to the cancellation of development and sales. In addition, due to a reassessment of recoverability prompted by intensified competition in China, the Company now expects to record impairment losses on certain investments accounted for using the equity method in China.

As a result, the Company expects to record the following losses in the consolidated financial statements for the fiscal year ending March 31, 2026:

1)	Operating costs and expenses between 820.0 billion yen and 1,120.0 billion yen,

2)	Share of loss of investments accounted for using the equity method between 110.0 billion yen and 150.0 billion yen.

Moreover, the Company expects to record extraordinary losses between 340.0 billion yen and 570.0 billion yen in the non-consolidated financial statements. These amounts are preliminary estimates as of March 12, 2026, and will be finalized in the consolidated and non-consolidated financial statements for the fiscal year ending March 31, 2026. Furthermore, additional expenses or losses may be incurred in connection with the above-mentioned reassessment of automobile electrification strategy in future periods. The Company expects the total of expenses and losses related to the reassessment of automobile electrification strategy, including the expected losses for the fiscal year ending March 31, 2026, will be up to 2,500.0 billion yen. These amounts are preliminary estimates based on information currently available and certain assumptions. The actual results may differ from those described in these forward-looking statements as they involve potential risks and uncertainties.

(3)	Future direction for Honda’s Automobile business

In order to respond flexibly to the rapid changes in the current business environment, Honda is making progress in the reorganization of its strategic framework and reestablishment of its competitive strengths.

Honda will aim to strengthen its HEV models through the reassessment of resource allocations by streamlining the lineup of EV models in light of the recent slowdown of the EV market in North America. In addition to its main markets, namely Japan and the United States, Honda will seek to enhance the model lineup and cost competitiveness in India, where market expansion is expected. In Asisa, Honda will seek to enhance competitiveness by the market launches of next-generation HEV models as well as reassessment of resource allocation. In order to strengthen its Automobile business structure, Honda will establish a fixed-cost structure appropriate for the scale. Honda will promote electrification flexibly from a long-term perspective, while balancing profitability and demand trends.

Although there is a possibility that additional expenses and/or losses will be recorded in future periods, Honda aims to introduce next-generation HEV models and enhance HEV model lineups to improve profitability of Automobile business and maintain stable returns to shareholders based on Motorcycle business and Financial services business’ solid earning power and cash generating capability. Honda is planning to announce the details of the reestablishment of its mid- to long-term business strategy at an appropriate time in the next fiscal year.

2.	Revisions on forecasts for the consolidated financial results for the fiscal year ending March 31, 2026

(1)	Revision of forecasts for consolidated financial results for the fiscal year ending March 31, 2026

	Sales revenue (Million Yen)	Operating profit (Million Yen)	Profit before income taxes (Million Yen)	Profit for the year (Million Yen)	Profit for the year attributable to owners of the parent (Million Yen)	Basic earnings per share attributable to owners of the parent (Yen)
Forecast previously announced (A)	21,100,000	550,000	620,000	360,000	300,000	75.05
Forecast revision as of March 31, 2026 (B)	21,100,000	-570,000 ~ -270,000	-650,000 ~ -310,000	-630,000 ~ -360,000	-690,000 ~ -420,000	-172.62 ~ -105.07
Change (B-A)	0	-1,120,000 ~ -820,000	-1,270,000 ~ -930,000	-990,000 ~ -720,000	-990,000 ~ -720,000
Percentage change (%)	0.0	—	—	—	—	—
(Reference) Results of the fiscal year ended March 31, 2025	21,688,767	1,213,486	1,317,640	903,034	835,837	178.93

The revised forecasts are estimated by the management of the Company based on information currently available to Honda. These forecasts are disclosed with a range as they involve potential risks and uncertainties.

(2)	Reason for revision for consolidated financial results for the fiscal year ending March 31, 2026 which was announced on of February 10, 2026

The Company made the decision to cancel the market launch and development of certain EV models that had been planned for production in North America. In conjunction with this decision, Honda has reassessed its automobile electrification strategy and expects to record an operating costs and expenses of 820.0 billion yen to 1,120.0 billion yen, as well as share of loss of investments accounted for using the equity method of 110.0 billion yen to 150.0 billion yen. As a result, the Company has revised its forecasts for consolidated financial results for the fiscal year ending March 31, 2026, which was announced on February 10, 2026, as indicated above.

The Company adopts DOE (dividend on adjusted equity attributable to owners of the parent) as its shareholder redistribution indicator. Although the Company revised February 10, 2026 forecasts for consolidated financial results for the fiscal year ending March 31, 2026, the Company has not changed the dividend forecast.

*	Basic earnings per share attributable to owners of the parent is calculated based on profit for the year attributable to owners of the parent.

*

The forecast for consolidated financial results of the Company is based on the management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for using the equity method, and the fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

*	Along with the above information, please refer to Honda’s investor relations website (URL https://global.honda/en/investors/).

3.	Voluntary Forfeiture and Reduction of Executive Compensation

In light of the revised forecast of financial results for the fiscal year ending March 31, 2026 and the losses associated with the reassessment of automobile electrification strategy, certain executive officers will voluntarily forfeiture a portion of their compensation as below for the fiscal year ending March 31, 2027.

The President and Representative Executive Officer, and the Executive Vice President and Representative Executive Officer:

A voluntary forfeit equivalent to 30% of monthly compensation (for three months)

Members of the Executive Council and Managing Executive Officers related to the Automobile Business*:

A voluntary forfeit equivalent to 20% of monthly compensation (for three months)

*	Those who have held the relevant positions during the fiscal year ending March 31, 2026, excluding directors and/or officers who will retire as of the end of March 2026.

In addition, it has been decided that the President and Representative Executive Officer, and the Executive Vice President and Representative Executive Officer will forfeit their short-term performance-linked compensation (STI) for the fiscal year ending March 31, 2026.

As a result, the annual compensation of the Representative Executive Officers will be reduced by approximately 25% to 30% from the standard level.